=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934



                               SLM Corporation
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  78442P106
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA 94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                                March 27, 2018
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 2 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 3 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 4 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 5 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 6 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 7 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        27,924,468**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        27,924,468**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,924,468**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 8 of 15
-----------------------------------------------------------------------------

Item 1.     Security and Issuer

     This Schedule 13D relates to the Common Stock (the "Common Stock") of SLM Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 300 Continental Drive, Newark, DE 19713.

Item 2.     Identity and Background

     This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings") and (f) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "Reporting Persons").

     ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings.

     The address of the principal business and principal office of each of the Reporting Persons is One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's securities and the number of Forward Shares (as discussed in Item 6 below) was the working capital of ValueAct Master Fund. The aggregate purchase price of the Common Stock is approximately $88,406,955.00. The aggregate purchase price of the forward shares is approximately $222,021,068.78.

Item 4.     Purpose of Transaction

     The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 9 of 15
-----------------------------------------------------------------------------

     The Reporting Persons acquired the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

     The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations will cover a range of issues, including those relating to the business of the Issuer, management, board composition (which may include whether it makes sense for a ValueAct Capital employee to be on the Issuer's board of directors), investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of
Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

     The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some of all of its securities of interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.    Interest in Securities of the Issuer

     The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 10 of 15
-----------------------------------------------------------------------------

Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

     As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 27,924,468 shares of Common Stock, representing approximately 6.4% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 433,549,312 outstanding shares of Common Stock as of January 31, 2018 as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2017.

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected in the previous sixty days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 6, 2018. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased in the below noted transactions at each separate price. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

                                                  Shares
Reporting Person        Trade Date    Buy/Sell    Bought/Sold     Price/Share
----------------        ----------    --------   ------------     -----------
ValueAct Master Fund     02/05/2018    Buy         750,000         $11.24 (1)
                         02/06/2018    Buy       1,700,000         $10.92 (2)
                         02/07/2018    Buy         600,000         $11.17 (3)
                         02/08/2018    Buy       1,400,000         $11.01 (4)
                         02/09/2018    Buy         500,000         $10.68
                         02/12/2018    Buy         200,000         $10.76 (5)
                         04/03/2018    Buy         500,000         $11.05 (6)

(1) Weighted-average price at which shares were purchased on the listed date between the range of $11.14 and $11.30 per share.
(2) Weighted-average price at which shares were purchased on the listed date between the range of $10.90 and $10.94 per share.
(3) Weighted-average price at which shares were purchased on the listed date between the range of $11.16 and $11.20 per share.
(4) Weighted-average price at which shares were purchased on the listed date between the range of $10.89 and $11.10 per share.
(5) Weighted-average price at which shares were purchased on the listed date between the range of $10.75 and $10.77 per share.
(6) Weighted-average price at which shares were purchased on the listed date between the range of $11.04 and $11.06 per share.

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 11 of 15
-----------------------------------------------------------------------------

     Additionally, ValueAct Master Fund, one of the Reporting Persons, has entered into a Master Confirmation in respect of Equity Forward Transactions (the "Master Confirmation") with unaffiliated third party financial institution counterparties (the "Counterparty") relating to shares of the Common Stock of the Issuer and entered into forward transactions thereunder (the "Forward Transactions") on the dates and in the notional share amounts (the "Number of Forward Shares") as set forth in the table below, all as more fully described in Item 6 below. The Master Confirmation is subject to the terms of an ISDA Master Agreement, Schedule and Credit Support Annex already in place between ValueAct Master Fund and the Counterparty.

                                              Number of
                                              Forward             Forward
Reporting Person        Trade Date            Shares              Price
----------------        ----------            ---------           -------
ValueAct Master Fund    02/09/2018             300,000            $10.65
                        02/12/2018             800,000            $10.91
                        02/13/2018           1,000,000            $10.91
                        02/14/2018             500,000            $11.03
                        02/15/2018             500,000            $11.13
                        02/16/2018             500,000            $11.16
                        02/20/2018             500,000            $11.20
                        02/21/2018             500,000            $11.16
                        02/22/2018             800,000            $11.00
                        02/23/2018           1,000,000            $10.90
                        02/26/2018             500,000            $11.05
                        02/27/2018             500,000            $11.15
                        02/28/2018             880,000            $10.97
                        03/01/2018             920,000            $10.96
                        03/02/2018           1,000,000            $10.92
                        03/05/2018             500,000            $11.13
                        03/15/2018             750,000            $11.17
                        03/16/2018             146,271            $11.22
                        03/19/2018             500,000            $11.29
                        03/20/2018             750,000            $11.28
                        03/21/2018             218,997            $11.26
                        03/22/2018           1,100,000            $11.09
                        03/27/2018           1,000,000            $10.94
                        03/28/2018           1,000,000            $10.92
                        03/29/2018             185,000            $11.12
                        04/02/2018           1,000,000            $10.98
                        04/03/2018             500,000            $11.08
                        04/04/2018             500,000            $11.29
                        04/05/2018             500,000            $11.49
                        04/06/2018           1,174,200            $11.36

       (d) and (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer

     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 12 of 15
-----------------------------------------------------------------------------

     ValueAct Master Fund entered into the Master Confirmation and the Forward Transactions in accordance with the trade details set forth in Item 5
(c) hereto.

     Pursuant to each Forward Transaction, ValueAct Master Fund will be obligated either to (i) purchase from the Counterparty, on the Settlement Date of August 9, 2018 with respect to 4,859,200 of the Forward Transactions and February 12, 2020 with respect to 15,165,268 of the Forward Transactions (or earlier if such Forward Transaction is terminated early in accordance with its terms), the Number of Forward Shares with respect to such Forward Transaction (or the applicable portion thereof to which any such early termination applies) at a price equal to the Forward Price, as set forth in
Item 5 (c) hereto ("Physical Settlement"), or (ii) pay to the Counterparty the product of (x) the Number of Forward Shares multiplied by (y) the Forward Price minus the volume-weighted average price per share for on August 9, 2018 and February 12, 2020 (or earlier if such Forward Transaction is terminated early in accordance with its terms), if such amount is positive, or receive from the Counterparty the absolute value of such amount if such amount is negative ("Cash Settlement").

     A financing charge will be added to the amount, if any, owing by ValueAct Master Fund to the Counterparty pursuant to Cash Settlement or Physical Settlement or subtracted from the amount, if any, owing by the Counterparty to ValueAct Master Fund pursuant to Cash Settlement, and an amount equal to the value of any dividends paid in respect of the Number of Forward Shares for which the record date occurs during the term of the applicable Forward Transaction will be subtracted from the amount, if any, owing by ValueAct Master Fund to the Counterparty pursuant to Cash Settlement or Physical Settlement or added to the amount, if any, owing by the Counterparty to ValueAct Master Fund pursuant to Cash Settlement.

     Under the terms of the Master Confirmation, ValueAct Master Fund shall have the option to elect Physical Settlement or Cash Settlement for the Forward Transactions, but Physical Settlement, which is the default settlement method, shall only be available if the receipt of such shares by ValueAct Master Fund would not violate the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"). If, on the Settlement Date, the HSR Condition is not satisfied and ValueAct Master Fund has not elected Cash Settlement, the Settlement Date automatically will be postponed until the HSR Condition is satisfied.

     ValueAct Master Fund has the right to elect early termination of the Forward Transactions, in whole or in part, at any time in accordance with the Master Confirmation, and the Counterparty has the right to elect early termination of the Forward Transactions, in whole or in part, upon prior written notice to ValueAct Master Fund.

     The Forward Transactions do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts and of any shares of Common Stock or other securities or financial instruments that may be held from time to time by the Counterparty.

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 13 of 15
-----------------------------------------------------------------------------

     The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

     Other than as described in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.


                                  SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 14 of 15
-----------------------------------------------------------------------------

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner


                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 78442P106                                             Page 15 of 15
-----------------------------------------------------------------------------
                                 Exhibit 1

                         JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of the Issuer, is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated: April 6, 2018            Bradley E. Singer, Chief Operating Officer